

MAIL STOP

September 12, 2006

Philip O. Nolan
President and Chief Executive Officer
Stanley, Inc.
3101 Wilson Boulevard, Suite 700
Arlington, VA 22201

RE: Stanley, Inc.
Registration Statement on Form S-1
File No. 333-134053
Amended August 30, 2006

Dear Mr. Nolan:

We have reviewed your amended filing and have the following comments. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Financial Statements

Note 11. Stockholders' Equity
Deferred Compensation and Stock Options, page F-23

1. We have read your response to comment three from our letter dated August 16, 2006. You indicated that you obtained independent third-party valuations of your common stock. Please expand your disclosure to include at a minimum, the following information for equity instruments granted during the 12 months prior to the date of the most recent balance sheet included in your registration statement:
   * For each grant date, the number of options or shares granted, the exercise price, the fair value of the common stock and the intrinsic value, if any, per option.
   * Whether the valuation used to determine the fair value of the equity instruments was contemporaneous or retrospective.
   See paragraph 179 of Chapter 12 of AICPA's, Valuation of Privately-Held-Company Equity Securities Issued as Compensation.

2. You indicate that your independent valuation firm has historically applied a 25 % marketability discount to reflect the lack of liquidity of your common stock, as well as the minority interest position of the individual stockholders. Please tell us how much of this discount is related the minority interest position of the individual stockholders. Please also discuss how you determined that is was appropriate to include a minority interest discount in your calculation. In addition, please tell us how you determined that a 25 % marketability

discount is appropriate. Please provide objective support for the amount of marketability discount taken. Please also provide support for any other discounts included in your fair value calculation. See SEC Speech by Todd E. Hardiman, on December 6, 2004, *Remarks before the 2004 AICPA National Conference on Current SEC and PCAOB Developments.*

Closing Comments

You may contact Ernest Greene at (202) 551-3733 or Rufus Decker at (202) 551-3769 if you have questions regarding comments on the financial statements and related matters. Please contact Craig Slivka at (202) 551-3729 or Lesli Sheppard at (202) 551-3708 with any other questions.

Sincerely,

Pamela A. Long
Assistant Director

CC: Stephen L. Burns, Esq.
       (212) 474-3700